Exhibit 99.2

John T. Boyd Company Mining and Geological Consultants

Chairman	March 30, 2022
James W. Boyd	File: 3976.001

President and CEO
John T. Boyd II

Managing Director and COO	Mr. Ian Shaw
Ronald L. Lewis	Vice President of Accounting and Finance ProFrac, LLC
Vice Presidents	301 East 18th Street
Robert J. Farmer	Cisco, TX 76437
Matthew E. Robb
John I. Weiss Michael F. Wick
William P. Wolf
Managing Director - Australia Ian L. Alexander Managing Director - China Jisheng (Jason) Han	Subject:	Estimation of Alpine Silica, LLC 2021 Year-End Reserves Kermit Mine Property Winkler County, Texas

Managing Director – South America	Dear Mr. Shaw:
Carlos F. Barrera

Managing Director – Metals

Gregory B. Sparks

Assistant to the President

Mark P. Davic

Pittsburgh

4000 Town Center Boulevard, Suite 300 Canonsburg, PA 15317

(724) 873-4400

(724) 873-4401 Fax

jtboydp@jtboyd. com

Denver

(303) 293-8988

jtboydd@jtboyd.com

Brisbane

61 7 3232-5000

jtboydau@jtboyd.com

Beijing

86 10 6500-5854

jtboydcn@jtboyd.com

Bogota

+57-3115382113

jtboydcol@jtboyd.com

www.jtboyd.com

This letter provides John T. Boyd Company’s (BOYD) update of estimated proppant (frac) sand reserves remaining as of December 31, 2021, at the Kermit Mine, located in Winkler County, Texas. BOYD is familiar with the Alpine Silica, LLC (Alpine) Kermit reserve holdings, having completed a S-K 1300 Technical Report Summary (TRS) for the property, as of December 31, 2020. The reader is referred to this September 2021 report (BOYD Report No. 3976.001) for definitions and general resource and reserve procedures used by BOYD, as well as additional information pertaining to the subject property.

This resource/reserve summary update was prepared for Alpine in support of their disclosure of frac sand resources and reserves for the Kermit Mine in accordance with S-K 1300 Regulations.

Mr. Ian Shaw	March 30, 2022
ProFrac, LLC	Page 2

Reserve Opinion

It is our professional opinion that as of December 31, 2021, Alpine controlled 47.85 million tons of Proven and Probable Reserves at the Kermit Mine.

Year Over Year (YOY) Changes to Estimated Resources and Reserves

Unless otherwise stated, frac sand resource and frac sand reserve estimates disclosed herein are completed in accordance with the standards and definitions provided by S-K 1300. It should be noted that BOYD considers the terms “mineral” and “frac sand” to be generally interchangeable within the relevant sections of S-K 1300.

As noted in §229.1304(e), Individual Property Disclosure.

Compare the property’s mineral resources and mineral reserves as of the end of the last fiscal year with the mineral resources and mineral reserves as of the end of the preceding fiscal year, and explain any material change between the two.

The following is a summary of the YOY changes to Alpine’s reportable mineral (frac sand) resources and mineral (frac sand) reserves:

1.	Mineral (Frac Sand) Resources:

a.	As of December 31, 2020, there were no reportable frac sand resources (measured, indicated, or inferred) excluding those converted to frac sand reserves.

b.	As of December 31, 2021, there were no reportable frac sand resources (measured, indicated, or inferred) excluding those converted to frac sand reserves.

2.

Mineral (Frac sand) Reserves – Summarized in the tables below, the total reportable frac sand reserves for the Kermit Property as of December 31, 2020, were approximately 49.50 million tons (per the TRS), and the total reportable frac sand reserves as of December 31, 2021, were approximately 47.85 million tons.

Kermit Mine - Summary of Frac Sand Mineral Reserves (Tons 000) at the End of the Fiscal Year Dated December 31, 2020 Based on Price of $19.11 per ton
Classification	Owned	Leased	Total	Product Size	Recovery * (%)
Proven	29,025	13,287	42,312	40/200-Mesh	78
Probable	896	6,288	7,184	40/200-Mesh	78

Total	29,921	19,575	49,496

Kermit Mine - Summary of Frac Sand Mineral Reserves (Tons 000) at the End of the Fiscal Year Dated December 31, 2021 Based on Price of $19.11 per ton
Classification	Owned	Leased	Total	Product Size	Recovery * (%)
Proven	27,379	13,287	40,666	40/200-Mesh	78
Probable	896	6,288	7,184	40/200-Mesh	78

Total	28,275	19,575	47,850

*	Recovery % represents the overall product yield after mining and processing losses.

JOHN T. BOYD COMPANY

Mr. Ian Shaw	March 30, 2022
ProFrac, LLC	Page 3

The YOY change of approximately 3% in reportable reserve tons is due to the normal mining (production) activity occurring on the property whereby the ROM material is extracted for the production of saleable frac sand product.

Report Qualifying Statements

Based on the work efforts conducted during our mineral resource/mineral reserve update, it is BOYD’s opinion that the preceding reserve statement, as a whole, provides a reasonable estimate of the available controlled proppant sand reserves that can be legally and economically extractable at the time of determination. The statements are therefore considered suitable and appropriate for public reporting.

Our update was planned and performed to obtain reasonable assurance regarding Alpine’s latest reserve statements. Our methodology and practices applied in formulating this estimate are consistent with generally acceptable mining engineering practice. We believe our audit provides a reasonable basis for our opinion.

The individuals primarily responsible for this resource/reserve update letter are by virtue of their education, experience, and professional association considered qualified persons as defined in Subpart 1300 of Regulation S-K.

Estimates of any mineral resources and reserves are always subject to a degree of uncertainty. The level of confidence that can be applied to a particular estimate is a function of, among other things: the amount, quality, and completeness of exploration data; the geological complexity of the deposit; and economic, legal, social, and environmental factors associated with mining the resource/reserve. By assignment, BOYD used the definitions provided in S-K 1300 to describe the degree of uncertainty associated with the estimates reported herein.

In preparing this reserve estimate, we have relied on information provided by Alpine regarding the property, as well as the TRS for the Kermit property. BOYD notes that nothing has come to our attention in the course of preparing this reserve estimate letter that would indicate it is not veritable as of the date provided to us.

We do not warrant the conclusions and findings of this reserve estimate, but consider them reasonable, realistic, and developed using accepted engineering practices. We believe the results of our year-end reserve estimate provide a firm basis for evaluation of the Alpine Kermit property.

JOHN T. BOYD COMPANY

Mr. Ian Shaw	March 30, 2022
ProFrac, LLC	Page 4

It is our opinion that the tonnages presented herein represent a reasonable accounting of the Alpine Kermit estimated frac sand resource and reserve holdings as of December 31, 2021.

Respectfully submitted,

JOHN T. BOYD COMPANY

By:

John T. Boyd II

President and CEO

JOHN T. BOYD COMPANY